SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 26, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on April 26, 2005

Amsterdam • 26 April 2005

ING Group AGM adopts Annual Accounts 2004

Today, the Annual General Meeting of Shareholders ING Groep N.V. (AGM) adopted the 2004 Annual Accounts and declared a total dividend for 2004 of EUR 1.07 per (depositary receipt for an) ordinary share, as proposed on 17 February 2005, an increase of 10.3% from EUR 0.97 in 2003. Taking into account the interim dividend of EUR 0.49, made payable in September 2004, the final dividend was set at EUR 0.58 per (depositary receipt for an) ordinary share. The ING share will be quoted ex-dividend as from 28 April 2005. The final dividend will be made payable on 4 May 2005. As earlier announced, ING will change to full cash dividend as of the final dividend 2004.

The AGM also approved the implementation of the Dutch Corporate Governance Code by ING as described in the document ‘The Dutch Corporate Governance Code – ING’s implementation of the Tabaksblat Code for good corporate governance’.

Furthermore, the AGM appointed Mr. Jan Hommen (per 1 June 2005) and Ms. Christine Lagarde (per 27 April 2005) as new members of the Supervisory Board. Approval of the Dutch Central Bank for these appointments has been obtained at an earlier stage. Christine Lagarde is currently partner of Baker & McKenzie, one of the world’s leading law firms, and chairman of its Global Policy Committee. Previously, she was Chairman of the Global Executive Committee of Baker & McKenzie from October 1999 to October 2004. Jan Hommen is currently Vice-Chairman and Chief Financial Officer of the Board of Management of Royal Philips Electronics. Previously, he was Executive Vice-President and Chief Financial Officer of Aluminium Company of America (Alcoa) from 1991 until 1997. He will leave Royal Philips Electronics as of 1 May 2005 upon reaching the statutory retirement age of 62. Also Ms. Luella Gross Goldberg and Mr. Godfried van der Lugt were reappointed as members of the Supervisory Board of ING Group. Having reached the end of his third term, Mr. Jan Timmer stepped down as a Supervisory Board member.

As per 27 April, the Supervisory Board of ING Group consists of:

Cor Herkstörter, Chairman Luella Gross Goldberg Claus Dieter Hoffmann Aad Jacobs Christine Lagarde Paul Baron de Meester	Eric Bourdais de Charbonnière, Vice-Chairman Paul van der Heijden Jan Hommen (per 1 June 2005) Wim Kok Godfried van der Lugt Karel Vuursteen

Press enquiries: ING Group, the Netherlands Frank van der Voort, +31 20 541 5469, frank.van.der.voort@ing.com Dorothy Hillenius, +31 6 212 850 37, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: April 26, 2005